Exhibit 11

Horace Mann Educators Corporation
Computation of Net Income per Share (Unaudited)
For the Three and Six Months Ended June 30, 2018 and 2017
($ in thousands, except per share data)

	Three Months Ended June 30, 2018		Six Months Ended June 30, 2018
	2018	2017	2018	2017
Basic:

Net income	$5,917	$2,261	$26,072	$17,579
Weighted average number of common shares during the period (in thousands)	41,600	41,368	41,531	41,268

Net income per share – basic	$0.14	$0.05	$0.63	$0.43

Diluted:

Net income	$5,917	$2,261	$26,072	$17,579
Weighted average number of common shares during the period	41,600	41,368	41,531	41,268
Weighted average number of common equivalent shares to reflect the dilutive effect of common stock equivalent securities:
Stock options	115	123	109	142
Common stock units related to deferred compensation for employees	25	29	25	29
Restricted common stock units related to incentive compensation	(5)	(27)	(6)	(23)
Total common and common equivalent shares adjusted to calculate diluted earnings per share	41,735	41,493	41,659	41,416

Net income per share – diluted	$0.14	$0.05	$0.63	$0.42